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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------
                                   SCHEDULE TO

                      TENDER OFFER STATEMENT UNDER SECTION
           14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                  LIQUENT, INC. (FORMERLY KNOWN AS ESPS, INC.)
                            (NAME OF SUBJECT COMPANY)

                             FLUID ACQUISITION CORP.
                               (NAME OF PURCHASER)

                            INFORMATION HOLDINGS INC.
                       (NAME OF FILING PERSON -- OFFEROR)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    269129102
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              ---------------------
                               VINCENT A. CHIPPARI
                            INFORMATION HOLDINGS INC.
                               2777 SUMMER STREET
                               STAMFORD, CT 06905
                            TELEPHONE: (203) 961-9106
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                              ---------------------
                                    COPY TO:
                             STEVEN J. GARTNER, ESQ.
                            WILLKIE FARR & GALLAGHER
                               787 SEVENTH AVENUE
                          NEW YORK, NEW YORK 10019-6099
                            TELEPHONE: (212) 728-8000

                              ---------------------
                            CALCULATION OF FILING FEE

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       Transaction Valuation*                         Amount of Filing Fee
--------------------------------------------------------------------------------
             $45,125,798                                     $9,026
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*Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 17,988,695 shares of common stock, par value $.001 per share (the "Shares"), at a price per Share of $2.27 in cash, as well as 1,890,511 Shares subject to options at an exercise price of less than $2.27.
Such number of Shares represents all of the Shares outstanding as of November
13, 2001.
/_/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:  None.
Form or Registration No.:  Not applicable.
Filing Party:  Not applicable
Date Filed:  Not applicable.
/_/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates: |X|
/X/ third-party tender offer subject to Rule 14d-1.
/_/ issuer tender offer subject to Rule 13e-4.
/_/ going-private transaction subject to Rule 13e-3.
/_/ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. /_/

                                Page 1 of 4 Pages
                         Exhibit Index begins on Page 4

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         This Tender Offer Statement on Schedule TO is filed by Information
Holdings Inc., a Delaware corporation ("Parent"), and Fluid Acquisition Corp., a Delaware corporation ("Purchaser"), which is a wholly owned subsidiary of Parent. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Liquent, Inc. (formerly known as ESPS, Inc.), a Delaware corporation (the "Company"), at a purchase price of $2.27 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of Schedule TO. The Agreement and Plan of Merger, dated as of November 13, 2001, among the Company, Parent and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, and the Stockholders Agreement, dated as of November 13, 2001, among Parent, Purchaser and certain stockholders of the Company, a copy of which is attached as Exhibit (d)(3) hereto, are incorporated herein by reference with respect to Items 5, 6, 8 and 11 of Schedule TO.

ITEM 10.      FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

              Not applicable.

ITEM 12.      EXHIBITS.

(a)(1)        Offer to Purchase dated November 21, 2001.

(a)(2)        Form of Letter of Transmittal.

(a)(3)        Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)        Form of Letter to Clients.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)        Form of Summary Advertisement dated November 21, 2001.

(a)(8)        Text of press release issued by Parent dated November 14, 2001.*

(b)           None.

(c)           None.

(d)(1) Agreement and Plan of Merger, dated as of November 13, 2001, among Company, Parent and Purchaser.**

(d)(2) Stockholders Agreement, dated as of November 13, 2001, among Parent, Purchaser and certain stockholders of the Company.**

(e)           None.

(f)           None.

(g)           None.

(h)           None.

----------------
*  Incorporated herein by reference to the Exhibit to the Tender Offer
   Statement on Schedule TO, filed by Parent and Purchaser on November 14, 2001.

** Incorporated herein by reference to the Exhibit to the Schedule 13D relating to the Shares, filed by Parent and Purchaser on November 21, 2001.

                                       2
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 21, 2001


                                  INFORMATION HOLDINGS INC.


                                  By: /s/ Vincent A. Chippari
                                     -------------------------------------------
                                     Name: Vincent A. Chippari
                                     Title: Executive Vice President and Chief
                                     Financial Officer



                                  FLUID ACQUISITION CORP.


                                  By: /s/ Vincent A. Chippari
                                     -------------------------------------------
                                     Name: Vincent A. Chippari
                                     Title: Vice President and Secretary









                                       3
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                                  EXHIBIT INDEX

EXHIBIT NUMBER   DESCRIPTION
--------------   -----------

(a)(1)           Offer to Purchase dated November 21, 2001.

(a)(2)           Form of Letter of Transmittal.

(a)(3)           Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)           Form of Letter to Clients.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)           Form of Summary Advertisement dated November 21, 2001.




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